May 6, 2008
Via Facsimile
and Via EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Trinity Industries, Inc. Form 10-K for the year ended December 31, 2007 Filed February 21, 2008 File No. 1-06903
Dear Ms. Cvrkel:
On behalf of Trinity Industries, Inc. (the “Company”), we are submitting the Company’s responses to the comments regarding the Company’s Form 10-K set forth in the letter from the Securities and Exchange Commission (“SEC”) dated April 23, 2008.
The staff’s comments are set forth below, and the Company’s responses are set forth after the staff’s comments.
Consolidated Balance Sheets, page 36
1.	SEC Comment: From your disclosure regarding investing activities, it appears that the amount of other assets pertaining to TRIP Leasing, exceeds 5% of total assets. Consider adding note disclosure or creating a separate line item pursuant to Rule 5.02 of Regulation S-X.
Response: As of December 31, 2007, 5% of the total assets of Trinity equaled $202.2 million. Our investment in TRIP Rail Holdings LLC (“TRIP Holdings”) and TRIP Rail Leasing LLC (“TRIP Leasing”) as of December 31, 2007 aggregated $21.3 million. Therefore, further disclosure was not considered necessary.

Ms. Linda Cvrkel

May 6, 2008
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 39
2.	SEC Comment: You state that revenues for contracts providing for a large number of units and few deliveries are recorded as the individual units are produced, inspected, and accepted by the customer. With regard to acceptance by the customer, please tell us whether risk of loss passes to the customer upon their pre-delivery acceptance.
Response: Risk of loss passes to the customer upon pre-delivery acceptance on contracts providing for a large number of units and few deliveries. This disclosure will be added to future filings.
Other
3.	SEC Comment: To the extent material, please disclose your accounting policy for maintenance costs.
Response: Please refer to page 40, Note 1. of the Company’s Form 10-K, Summary of Significant Accounting Policies — Property, Plant, and Equipment where in the last sentence of that section we disclose our policy for maintenance costs.
Note 2. Acquisitions and Divestitures, page 43
4.	SEC Comment: We note that during 2007, you acquired certain businesses for a cash purchase price of approximately $58 million plus 325,800 shares of Trinity common stock valued at $11.7 million, additional future cash consideration of $10.7 million to be paid during the next three to five years, and contingent payments not to exceed $6 million. It is unclear whether any of these acquisitions were material or whether they were treated as one acquisition, and thus discussed collectively. Please expand your

Ms. Linda Cvrkel

May 6, 2008
disclosure to clarify to this effect. In light of the fact that these acquisitions appear material in the aggregate, please disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill in accordance with paragraph 51c of SFAS No. 141.
Response: The acquisitions made by the Company during the year ended December 31, 2007 were of separate entities. As the total acquisition price of $86.9 million was approximately 2% of the Company’s total assets at December 31, 2007 and annual revenues of the acquired entities were approximately 2% of the Company’s 2007 annual revenues, we did not consider the acquisitions to be material. In future filings we will disclose whether or not future acquisitions are material. If future acquisitions are material, we will disclose the primary reason for the acquisition including a description of the factors that contributed to a purchase price that resulted in goodwill.
5.	SEC Comment: Furthermore, please discuss the nature of the intangible assets acquired that met the recognition criteria in paragraph 39 of SFAS No. 141, and your basis for assigning useful lives. We may have further comment upon receipt of your response.
Response: The intangible assets acquired in connection with the acquisitions made by the Company during the year ended December 31, 2007 were all related to or resulting from non-compete agreements with the seller(s). Their useful lives were all determined by the contractual terms of the purchase agreements. Total intangible assets acquired were $5.3 million.
Note 5. Equity Investment, page 48
6.	SEC Comment: We note your description of the terms of the TRIP-related transactions. We believe it would be useful to investors if you not only disclosed the terms of the transactions, but explained the purpose behind the transaction and how its terms were structured. For example, please tell us and revise to disclose the purpose of purchasing 20

Ms. Linda Cvrkel

May 6, 2008
percent of the equity in TRIP Holdings LLC, how the purchase price was determined, the substance of the $13.8 million in structuring and placement fees is, where you expense the fees in the income statement, what you receive in exchange for the remaining $27.7 million equity commitment, whether the terms of the initial equity investment and the remaining equity commitment were negotiated in conjunction with and in contemplation of the agreement for TRIP to purchase $1.4 billion in railcars and, if so, how fair values were determined for each transactional element.
Response: In 2007, the Company and five other equity investors unrelated to the Company or its subsidiaries formed TRIP Holdings for the purpose of providing railcar leasing and management services in North America. TRIP Holdings, through its wholly-owned subsidiary, TRIP Leasing plans to purchase approximately $1.4 billion in railcars from the Company’s Rail and Leasing Groups funded by capital contributions from TRIP Holdings’ equity investors and third-party debt. The Company agreed to provide 20% of the total of all capital contributions required by TRIP Holdings up to a total commitment of $49.0 million in exchange for 20% of the equity in TRIP Holdings. The Company will receive 20% of the distributions made from TRIP Holdings to equity investors and has a 20% interest in the net assets of TRIP Holdings upon a liquidation event. The terms of the Company’s 20% equity investment are identical to the terms of each of the other five equity investors. Railcars purchased from the Company by TRIP Leasing are required to be purchased at prices comparable with the prices of all similar railcars sold by the Company during the same time period for new railcars and at prices based on third-party appraised value for used railcars. The manager of TRIP Holdings, Trinity Industries Leasing Company, may be removed without cause as a result of a majority vote of the non-Company equity members. In 2007, the Company contributed $21.3 million in capital to TRIP Holdings equal to its 20% pro rata share of total capital received in 2007 by TRIP Holdings from the five other equity investors of TRIP Holdings. The Company also paid $13.8 million in structuring and placement fees to the principal underwriter in conjunction with the formation of TRIP Holdings that are expensed on a pro rata basis as

Ms. Linda Cvrkel

May 6, 2008
railcars are purchased from the Company. Such expense is treated as sales commissions included in operating costs in the Company’s Consolidated Statements of Operations on page 35. In addition to the information provided in Note 5, in all future filings we will provide the additional information provided above in response to your comment.
Note 9. Warranties, page 52
7.	SEC Comment: Please tell us and revise to disclose how the estimated cost of product warranties is determined. Please also disclose the nature and terms of your warranties.
Response: The Company provides warranties against manufacturing defects ranging from one to five years depending on the product. The warranty costs are estimated using a two step approach. First, an engineering estimate is made for the cost of all claims that have been filed by a customer. Second, based on historical claims experience, a cost is accrued for all products still within a warranty period for which no claims have been filed. In all future filings we will provide the additional information provided above in response to your comment.
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the fact that the staff’s comments or changes in response to staff comments do not foreclosure the SEC for taking action with respect to the filing; and (iii) the fact that the Company may not assert staff comments as a defense in any proceeding initialed by the SEC or any person under the federal securities laws of the United States.

Ms. Linda Cvrkel

May 6, 2008
Please let me know if you have any further questions after reviewing the Company’s responses. You can reach me at 214-589-2593.
Very truly yours,
/s/ William A. McWhirter
William A. McWhirter
Senior Vice President and Chief Financial Officer

cc:	Timothy R. Wallace Theis Rice Paul Jolas